CUSIP No. 86887P101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Surna, Inc.

(Name of Issuer)

Common Stock par value $0.00001 per share

(Title of Class of Securities)

86887P101

(CUSIP Number)

Morgan Paxhia

Poseidon Asset Management, LLC

130 Frederick Street #102

San Francisco, CA 94117

(617) 571-7114

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Poseidon Asset Management, LLC (46-3892962)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (funds of managed investment vehicle; compensation)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,460,081 shares
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 6,460,081 shares
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,460,081 shares(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%(2) (3)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1) 155,434 shares are subject to Rule 144 restrictions.

(2) Based on 130,292,515 shares of common stock outstanding on August 13, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-K filed with the SEC on August 14, 2015.

(3) Excludes an additional 33,428,033 shares of Preferred Stock. Each share of Preferred Stock has the following terms and designations: The shares are designated as Series A Preferred Stock (the “Preferred Share(s)”). Each Preferred Share shall have one vote equivalent to one vote of common stock. The Preferred Shares have no conversion rights, preemptive rights or dividend rights. The par value of each Share is $0.00001.

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Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.00001 par value per share (“Common Stock”), of Surna Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1780 55th St., Boulder, Colorado 80301.

Item 2.  Identity and Background.

(a)	The Reporting Person is Poseidon Asset Management, LLC (“Poseidon” or the “Reporting Person”).

Poseidon is the general partner and/or investment manager of a Demeter Capital Group LP (“Demeter”) and in such capacity exercises voting and dispositive power over the same securities beneficially owned by Demeter. Poseidon also serves as investment manager to various separately managed accounts.

The managing members of Poseidon are Emily Paxhia and Morgan Paxhia (the “Managing Members”).

(b)	The business address of the Reporting Person, Demeter and the Managing Members is:

130 Frederick Street #102

San Francisco, CA 94117.

(c)	The principal business of Poseidon and its Managing Members is the performance of investment management and advisory services. The principal business of Demeter is investment in securities.

(d)	During the past five years, none of the Reporting Person, Demeter or the Managing Members have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Person, Demeter or the Managing Members have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship or Jurisdiction of Organization:

Poseidon is a California limited liability company.

Demeter is a Delaware limited partnership.

The Managing Members are United States citizens.

Item 3.  Source or Amount of Funds or Other Consideration.

On or about August 7, 2015, Demeter purchased 6,000,000 shares of Common Stock from another shareholder of the Issuer for a total purchase price of $150,000.

On or about May 29, 2015, Demeter acquired 155,343 shares of Common Stock pursuant to a consulting agreement between the Issuer and the Reporting Person, whereby the Reporting Person has assigned all existing and future consulting payments to Demeter.

On or about February 13, 2015, Demeter acquired 304,647 shares of Common Stock through a convertible note.

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Item 4.  Purpose of Transaction.

The Reporting Person, on behalf of Demeter, identified the Issuer as an entity satisfying Demeter’s investment criteria. Demeter acquired and continues to hold the shares as a long-term investment.

The Reporting Person serves as a consultant to the Issuer and provides services including, but not limited to, the following: (i) analysis and advice on strategy, position and business direction; (ii) information, advice, and negotiation support with potential partners or customers; and (iii) assistance in managing communications and relationships.

On August 18, 2015, Morgan Paxhia was appointed to the Board of Directors of the Issuer.

Other than as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer’s business or corporate structure; (vi) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (ix) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person reserves the right to discuss various views and opinions with respect to the Issuer and its business plans with the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a)	As the general partner of Demeter, the Reporting Person may be deemed the beneficial owner of 6,460,081 shares of Common Stock of the Issuer, representing 4.95% of the issued and outstanding Common Stock of the Issuer as of the date of the Issuer’s Quarterly Report on Form 10-K filed with the SEC on August 14, 2015.

(b)	Poseidon Asset Management, LLC possesses the sole power to vote and to direct the disposition of the shares held by Demeter.

(c)	Except as reported above in Item 3, the Reporting Person has not affected any transactions in the Common Stock or Series A Preferred Stock of the Issuer during the past 60 days.

(d)	Not applicable

(e)	Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The consulting agreement entered into on May 29, 2015 between the Reporting Person and the Issuer sets forth (i) a consulting fee payable in shares of the Issuer’s Common Stock and split into four (4) installments,(1) and, (ii) the opportunity to earn additional performance-based compensation, payable in shares of the Issuer’s Common Stock.

Item 7.  Material to Be Filed as Exhibits.

None.

(1) The Reporting Person received the first installment on or about May 29, 2015.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Poseidon Asset Management, LLC

Name: /s/ Morgan Paxhia Morgan Paxhia

Title: Managing Member

Date: August 26, 2015

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